Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated January 12, 2011

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as:

                                Exhibit A appeared at abcnews.go.com on January 6, 2011;

                                Exhibit B appeared at Benzinga.com on January 3, 2011

                                Exhibit C appeared at Benzinga.com on January 3, 2011

                                Exhibit D appeared at www.9news.com on January 9, 2011

                None of the articles were prepared by or reviewed by LendingClub Corporation (Company) prior to publication. No publisher of an article is affiliated with the Company. The Company made no payment and gave no consideration to any publisher in connection with the publication of an article or any other articles published by the publisher concerning the Company.

                Statements in the articles attached as Exhibit A, B and C, respectively, that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                Statements in the article attached as Exhibit D that are not attributed directly to Mr. Garcia or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

Clarifications and Corrections

                We believe that the following information should be clarified and corrected in the following article:

                * In the article appearing on abcnews.com Mr. Laplanche states that:

                "They collect money in CDs and savings and give you a half percent, then turn around and lend it out at 16% or 18% as unsecured credit."

                CD's and savings accounts are FDIC insured and any investment through the Lending Club platform are not FDIC insured, as such you should not directly compare return rates on CD's and savings accounts to investments through Lending Club without taking this fact into account.

                "If you compound our growth rate, we'll be the size of Citibank in three years."

                The above quote is based upon the assumption that Lending Club's growth rate from November to December (12.5%) that such growth is sustained over the next 36 months; at which point the monthly originations through Lending Club would be approximately 85% of the new, monthly consumer monthly loan originations by Citibank, which were 13.2 billion as of October 2010. Citibank's consumer loan originations include student loans and auto loans products that Lending Club does not provide. There is no assurance that LendingClub will be able to maintain this growth rate and match the monthly originations of Citibank.

                In the articles appearing on Benzinga Mr. Laplanche states that:

                "Instead of borrowers paying 18% on their credit cards, and investors or depositors earning 1 or 2% on Citi (NYSE: C), Lending Club offers the opportunity for borrowers to pay 13% or 14% interest rate, and for investors to earn, on average over three years, about 9.5%,"

                "On the other side, you show an investor, I'm not happy with the 1 or 2% that I'm earning on the Citi (NYSE: C) account. But you don't want the volatility of the stock market. Lending Club offers an alternative which is going online and creating an account, the same way you would open an account with Schwab (NYSE: SCHW) or E*TRADE (NASDAQ: ETFC) or any brokerage account."

                Savings accounts are FDIC insured and any investment through the Lending Club platform are not FDIC insured, as such you should not directly compare return rates on savings accounts to investments through Lending Club without taking this fact into account.

                You should consider statements in this article only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

New Ways to Get a Loan Without Going to the Bank

Peer-to-Peer Lenders Are Eager to Loan Money at Attractive Rates

In between Chase Manhattan Bank and Vinny, who will break your legs if you don't repay your loan, lie new and novel online lenders that act more like dating services than banks.

They match people wanting money with others who have money to lend.

The two biggest such 'peer-to-peer' lenders, LendingClub.com and Prosper.com, offer borrowers lower rates than banks, and offer investors a better return than they could get from putting their money in a CD. Both companies are headquartered in the San Francisco Bay area, and both are licensed in most states. Rates and rules for the two are similar.

Chris Larsen, CEO and co-founder of Prosper, calls peer-to-peer lending a throwback to the way small loans used to be made to ordinary people, before credit cards came into wide use. "We've brought back the simple, basic installment loan-the kind you can use for home improvement, debt consolidation, buying a car or paying for school. These are unsecured loans of anywhere from a few thousand dollars up to $25,000, at low fixed rates. The terms aren't tricky. There are no repayment penalties, no 'gotcha' fees."

True, he says, his lenders are, "looking for a nice return." But many bring an attitude to their lending that's different from what one finds at banks: "They're interested in helping other Americans, in impacting other people's lives directly."

While investors' money does not enjoy the FDIC protection it would have at a bank, it enjoys a better than 10% return. Plus, lenders can diversify their risk by dividing their investment, if they want, across hundreds of different loan accounts in increments as small as $25.

At LendingClub, a borrower with a good credit rating can expect to pay an interest rate five percentage points lower than at a bank. CEO and co-founder Renaud Laplanche says what he and Larsen have done is eliminate the middle-man. "By creating a platform where investors can make loans directly to prime consumers, we eliminate the intermediary. Most people don't think of banks as middlemen, but that's exactly what they are: They collect money in CDs and savings and give you a half percent, then turn around and lend it out at 16% or 18% as unsecured credit. The spread goes not so much for profit as to pay for branches and other infrastructure costs." Having no such infrastructure costs, Laplanche can afford to offer borrowers and lenders better terms.

LendingClub, with an 80% share of the peer-to-peer market, is growing at a rate of 10% a month. "We issued $13.5 million in loans in December," says Laplanche, "up from $12 million in November. If you compound our growth rate, we'll be the size of Citibank in three years."

Since its start in 2007, LendingClub has funded nearly $204 million worth of loans and has paid over $15.6 million to its investors.

Borrower John Good, 29, turned to LendingClub out of frustration. Good, owner of Bubbles Galore, a car wash in Davison, Mich., wanted to expand his business by adding a dog washing service. "My wife and I love car washing, but diversification is key."

But when he told his bank about his plan, they told him he was all wet. "They stuck up their noses up at the idea," he said. "Nothing is worse for a business owner who's attempting to bring an idea to fruition than to be told it's terrible and won't work."

All Good wanted was $16,000. "My attitude was, 'Guys, just give me the loan for Pete's sake!'" He looked elsewhere and found LendingClub.

"Once we applied for the loan, it was all very easy," Good said. He posted a listing on the website explaining how much money he needed and what he intended to do with it. In a few days his loan was fully funded by 174 small lenders. Two months after that, he was washing dogs.

How's it going?

"Just fantastic," Good said. "We opened in time for Mother's Day, 2010, and right away were washing 10 to 12 dogs a day. People drove from 45 miles away. And they didn't just wash their dogs, they got their cars washed, too, and they used our detailing service."

His experience with LendingClub, he said, "was good for me and good for the lenders."

Indra Singhal of San Jose, Calif., likewise had a positive experience - as a lender. A self-described serial-entrepreneur and "typical Silicon Valley guy," Singhal, 53, was looking for a good fixed-income investment. "But when I looked around, the returns were just pathetic."

Then in 2009 he found LendingClub. At first, he made mistakes, investing in some loans that went bad. "You get a default, and you freak out. Then, after a while, you realize that defaults happen-it's just the nature of the business."

He devised his own methods for distinguishing borrowers who would be good risks from others who would be bad. "A fair amount of defaults come among folks borrowing the maximum amount, $25,000, so I shy away from those. People borrowing for small businesses have more defaults than people paying off their credit cards. Vacations and weddings are really good purposes to lend to. They may be late to pay, but few default."

In all, he's lent $80,000 to 1,015 borrowers and has gotten a 14% return. What else has he gotten? Entertainment. "Reading loan requests, you learn to read between the lines."

Exhibit B

Lending Club: Killing Two Birds With One Stone

By Louis Bedigian

Benzinga Staff Writer

January 03, 2011 13:45 PM

You know the old saying, "Kill two birds with one stone"? Renaud Laplanche, co-founder and CEO of Lending Club, could write a book on that. As a site for both investors and borrowers, Lending Club was designed to give interested parties an alternative to traditional banks.

"Instead of borrowers paying 18% on their credit cards, and investors or depositors earning 1 or 2% on Citi (NYSE: C), Lending Club offers the opportunity for borrowers to pay 13% or 14% interest rate, and for investors to earn, on average over three years, about 9.5%," he said," Laplanche told Benzinga during a recent interview.

Laplanche said that he first came up with the idea for Lending Club after opening a credit card statement. "If I'm paying 18%, that means someone on the other side is earning 18%," he said. "That's a very good investment opportunity in a very low-interest rate type of environment. That's really where I started the idea and that's what Lending Club is all about - cutting down on intermediary costs, on banking costs."

More specifically, Lending Club was created as a platform for originating loans to prime consumers online, and allows investors invest in the loans directly at the time of origination.

"It really has created the shortest possible path between the source of capital, individual investors, and the use of capital to individual people and small businesses," Laplanche revealed. "As you know, when you create a shorter path you create some savings."

If you're applying for a loan, Laplanche said that you will instantly receive a response, including your qualifying interest rate. After that, your loan goes up on Lending Club for one to two weeks, allowing investors to take a look at it.

On the flip side, if you want to invest in loans, "You transfer money from your bank account to your Lending Club account," Laplanche said, adding that you'll create a portfolio of loans from prime consumers - those who qualify for a Lending Club loan, which is typically the top 10% of applicants by credit score.

"So it's a prime pool of consumers you're investing in and you're able to diversify your investments across different borrowers and invest as little as $25 into each loan," Laplanche said, "so that even with a $2,500 investment, you can already invest in 100 different loans."

To hear more from Lending Club's co-founder and CEO - including his goal of making the industry more transparent and consumer-friendly - don't miss Benzinga's

Exhibit C

Today our guest is Renaud Laplanche, the CEO of Lending Club. How are you doing today, Renaud?

Renaud Laplanche: I'm good, thank you.

Good. Can you start off by telling us about Lending Club?

Renaud Laplanche: Sure. Lending Club has created a platform that originates loans to prime consumers online and lets investors invest in the loans directly at a time of origination. It really has created the shortest possible path between the source of capital, individual investors, and the use of capital to individual people and small businesses. As you know, when you create a shorter path you create some savings. Really, that's what Lending Club is about - creating savings that we pass on.

Can you give us an example of how Lending Club's peer-to-peer lending works?

Renaud Laplanche: There are two sides to it. You can either apply for a loan or invest money in a loan stake and buy other members. If you're applying for a loan you go online and fill out an application and you get an instant decision and interest rate that you qualify for, which is typically lower than the alternatives - credit card or bank loans. Then you list your loan on the Lending Club website for a period of one to two weeks, during which time your loan is offered for investment to investors.

On the other side, you show an investor, I'm not happy with the 1 or 2% that I'm earning on the Citi (NYSE: C) account. But you don't want the volatility of the stock market. Lending Club offers an alternative which is going online and creating an account, the same way you would open an account with Schwab (NYSE: SCHW) or E*TRADE (NASDAQ: ETFC) or any brokerage account.

You transfer money from your bank account to your Lending Club account and start investing in loans and really create a portfolio of loans made to prime consumers, who qualify for a Lending Club loan, which is typically the top 10% of applicants by credit score. So it's a prime pool of consumers you're investing in and you're able to diversify your investments across different borrowers and invest as little as $25 into each loan, so that even with a $2,500 investment, you can already invest in 100 different loans.

This is an innovation that has the potential to truly revolutionize the financial industry. I mean, they're completely taking traditional banks out of the lending process. What sparked the idea for this sort of service?

Renaud Laplanche: Frustration as a user. The idea came the first time I opened my credit card statement and really paid attention to the interest rate I was being charged on the credit card. I discovered I was being charged an 18% rate on the balance. I'm a good credit risk - I don't think I'm going to default on my credit. And I felt that 18% was a very high interest rate.

If I'm paying 18%, that means someone on the other side is earning 18%. That's a very good investment opportunity in a very low-interest rate type of environment. That's really where I started the idea and that's what Lending Club is all about - cutting down on intermediary costs, on banking costs.

So instead of borrowers paying 18% on their credit cards, and investors or depositors earning 1 or 2% on Citi, Lending Club offers the opportunity for borrowers to pay 13 or 14% interest rate, and for investors to earn, on average over three years, about 9.5%.

There are always concerns about doing business with a new type of service, especially one that involves your personal information and financial well-being. How do you allay the fears of wary investors and borrows that you're as safe as buying a bond or going to a bank?

Renaud Laplanche: You're right. It's an adaption curve that we're going through. I think what happens is that, as the ratings come in from our user base, and all the chatter online on social networks and blogs, with early investors and early borrowers talking about their experiences, has been very positive and is really helping the mass-market look at Lending Club as a new but safe alternative.

On the borrower side it's no different from online banking. We have all these anti-bot, anti-phishing technologies you can expect from an online banking service.

On the investor side, there are certainly risks tied to investing. Lending Club notes that you're buying an unsecured loan. So there are risks, but these risks can be appreciated in the context of [an investment or loan]. We give a tremendous amount of data on the website that helps investors really appreciate the risks and returns made for Lending Club.

Do you see Lending Club as a supplement or a replacement to traditional banking?

Renaud Laplanche: Certainly a supplement at this point, and we're hoping as a replacement longer-term. There are a number of services we don't offer today. So we're focusing on personal loans today, and that's only one part of the services you can get from a bank.

We are not referring credit cards, debit cards, checking accounts, auto loans. But we do have plans for many of these products as long as [we fulfill] our mission of bringing responsible lending to prime and responsible borrowers, and then on the investor side present a risk/return equation that fits our investor's appetite.

Lending Club really brings Web 2.0, so to speak, to finance in a way that's very rare as people are generally quite reluctant to change the way they handle their money. Why do you think Lending Club has had such traction? Do you think the disappointing returns over the last 10 years in various markets have contributed?

Renaud Laplanche: I think so. There are two things. First there's the rational [thought], that we are in a very low-interest rate environment that has cut down on the earnings possibilities for investors. You get pretty much no interest rate, very low yield on bonds. Even high-yield bonds return 6 or 7% - nowhere near the 9.5% you can earn with Lending Club.

On the flip side, credit card rates remain at an all-time high. So if you're a borrow you're seeing 18% interest rate on your credit card. So there's a very big spread, and that's really what's fueling Lending Club's growth. Right now we're growing 5 to 10% month to month.

The success of any startup is often its ability to continue to innovate. What products or services are in the works at Lending Club?

Renaud Laplanche: We are working on new products that really expand the kind of services our members can expect from us. As I mentioned earlier, we currently offer personal loans [that] are very consumer-friendly. It's a very responsible way of borrowing; it's not evolving - you're paying off the balance each month.

We're looking at other products that can help our members in different situations. For example, an automobile loan could be the next product we look at. Mortgages could be an option in the future.

So we're really looking at every product that fits the definition of responsible borrowing and can be helpful to our members in different situations.

The financial sector has undergone massive changes as technology has proliferated. As the CEO of Lending Club, you're on the frontline of that change. In what ways do you think the industry will be different 10 years from now?

Renaud Laplanche: We're really hoping to continue to make the industry more consumer-friendly and more transparent. Certainly some regulations [have gone] in the right direction. We believe that Lending Club has a mission to drive not only this kind of regulatory reform but to change the attitude of financial services firms.

What we've done in the last three years, you can go onto the website and download all the loans that have ever been made by Lending Club. You can download the entire data that the company relies on. I think that kind of transparency has really helped increase the level of comfort of investors to the point where we get between $10 and $15 million in new investments each month. That's a large amount provided by investors.

We're giving you the loudspeaker now to break any news, draw attention to anything that's not getting sufficient attention in the media, or really just sound off on any issue you care about.

Renaud Laplanche: Certainly one aspect we have not discussed about Lending Club is liquidity. That's one of the things [investors requested] early on. That's something we've achieved now with a secondary market. It lets investors sell their notes at any point in time before the loan has reached its full maturity. It really transformed the way investors [looked at] Lending Club, knowing that they can put their notes up for sale at any time.

[We've had] good liquidity [results] so far. It takes an average of five days to sell a note.

Where do you go for your news?

Renaud Laplanche: In terms of mainstream media, I try to get an unbiased view of what's going on. So I force myself to read both the Wall Street Journal and the New York times to get a more balanced view.

What was the highlight and what was the low point of your career thus far?

Renaud Laplanche: I think the highlight really was the launch of Lending Club. It was really the launch and the first few months. We had such a massive early on, and great support from the press. We knew that if early adopters were happy about the service, we would get the mainstream market to follow.

And what was your low point?

Renaud Laplanche: I think there were some unhappy days when I was working as a lawyer at a big New York firm. There were some really unhappy days as well. But I think the late nights at the office when you realize that you're working lots. You're helping clients be more efficient. But you're really not at the forefront of any innovation, or even at the forefront of economic development. And that's what you get as an entrepreneur - creating new products, new markets, and that's what's most enjoyable.

What was the best and what was the worst investment decision that you've ever made?

Renaud Laplanche: That's too easy - best investment is my Lending Club portfolio. This is the only place I've made money over the last three years (since June 2007).

The worst investment decision... I've been wrong about Apple (NASDAQ: AAPL) many times. I shorted the stock a few times, and that really didn't pay off at all. I still think Apple is a good value; I've thought that way for the last three years.

Exhibit D

KUSA - For many people their New Year resolution involved getting out of debt, but before reaching for the scissors to cut up those credit cards consider grabbing a blow torch, nail gun or even a blender.

PerkStreet Financial and Lending Club have partnered together to offer the first ever Shred Your Credit Card Contest. The contest offers a grand prize of up to $1,000 for the contestant who devises the most creative way to destroy their credit card and then posts the video online.

Lending Club's Rob Garcia told 9NEWS the contest is designed to be a fun way to encourage consumers to improve their financial health.

"We said what better way of getting out of debt then putting your credit card away, destroying it if you need to," Garcia said. "Take matters into your own hands, and sometimes you have to take very extreme measures to accomplish your goal."

For more information or to submit your video head to www.shredyourcreditcard.com.

Entries must be submitted by Jan. 28 and winners will be announced Jan 31.